Exhibit 99.7

TBPE REGISTERED ENGINEERING FIRM F-1580			FAX (713) 651-0849
1100 LOUISIANA	SUITE 3800	HOUSTON, TEXAS 77002-5235	TELEPHONE (713) 651-9191

February 22, 2012

We hereby consent to the use of and reference to Ryder Scott Company L.P., and the information derived from our opinion  letter  concerning  our evaluation of  certain oil and gas properties of Nexen Inc. (the “Corporation”) located in the United States Gulf of Mexico, as of December 31, 2011 (the “Opinion”), contained in the sections entitled “Reserves, Production and Related Information” and “Interests of Experts” in the Annual Information Form of the Corporation dated February 15, 2012, which is included in the Corporation’s Annual Report on Form 40-F for the year ended December 31, 2011 (the “Form 40-F”), as described or incorporated by reference in: (i) the Form 40-F; (ii) the Corporation’s Registration Statements on Form S-8 (File Nos. 333-119276, 333-118019 and 333-13574), (iii) the Corporation’s Registration Statements on Form F-3 (File Nos. 333-172612, 333-142670, 333-142652 and 333-84786), and (iv) the Corporation’s Registration Statement on Form F-10 (File No. 333-174753), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, as applicable. We further consent to the Corporation filing the Opinion with any Canadian or United States securities commission or regulatory authority as it relates to the above mentioned filings.

/s/ Ryder Scott Company, L.P.

RYDER SCOTT COMPANY L.P.
TBPE Firm Registration No. F-1580

SUITE 600, 1015 4TH STREET, S.W.	CALGARY, ALBERTA T2R 1J4	TEL (403) 262-2799	FAX (403) 262-2790
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